SEC

19010348

SEC Processing Section
MAR 08 2019
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company of America Securites

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf To Bay Blvd, Suite 330
(No. and Street)

Clearwater	Fl	33759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jed Bandes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company of America Securites, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEITH E. HANLEY
MY COMMISSION # FF 918314
EXPIRES: October 17, 2019
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

(SEC Identification No. 8-25547)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

TABLE OF CONTENTS

Insert Report Here

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

March 4, 2019

Mr. Jed Bandes
Mutual Trust Company of America Securities
2963 Gulf to Bay Boulevard, Suite 330
Clearwater, FL 33759

Dear Jed:

Please find enclosed the following opinions that we are issuing as part of our audit of your financial statements as of December 31, 2018 and for the year then ended.

- Report of Independent Registered Public Accounting Firm for the audit of the financial statements as of and for the year ended December 31, 2018
- Report of Independent Registered Public Accounting Firm on SEC Rule 15c3-3 Exemption as of and for the year ended December 31, 2018
- Agreed Upon Procedures Report on the General Assessment due with Form SIPC-7
- Report of Independent Registered Public Accounting Firm for the audit of the statement of financial condition as of December 31, 2018

Under directives from the Securities and Exchange Commission, audit firms are not allowed to be involved in the processing and completion of the required financial statements. Therefore, we will not be able to provide you with bound copies of the audited financial statements as this is deemed a management administrative function that is prohibited under SEC independence rules.

Please print your financial statements and add our opinion on the financial statements behind the table of contents page of the financial statements. Also attach the opinion regarding your exemption under SEC Rule 15c3-3 behind the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1. Attach final our opinion on the Form SIPC-7 in front of the general assessment reconciliation pursuant to Form SIPC-7.

Lastly, please attach your oath and affirmation behind the cover page of the report and your management statement on compliance with your exemption under SEC Rule 15c3-3 behind our opinion on your compliance with the exemption.

Your financial statements should either be bound or stapled prior to submission to the SEC (as discussed below).

If you want your financial statements that you have assembled as discussed above to be filed with the regulatory agencies as a confidential report, you will need to add the following language to the cover page of your financial statements:

> The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT.**

If you decide to file your financial statements as a confidential report, you will need to submit a separately bound set of financial statements that include the cover page stating that the title of the report is the Statement of Financial Condition, oath and affirmation, contents page, audit opinion on the statement of financial condition and footnotes to the financial statements (which are the same as in the confidential report). This set of financial statements should either be bound or stapled prior to submission to the SEC and SIPC. If you wish to do so, you will need to contact us for a separate audit opinion on the statement of financial condition. In addition, you will need to add the following language to the cover page of your statement of financial condition:

> The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

After the financial statements are assembled, you will need to mail your financial statements to the following regulatory agencies as follows:

> Mail **one** copy of your financial statements (each report) to the following regulatory agency:
>
> Securities and Exchange Commission
> Miami Regional Office
> Attn: Eric I. Bustillo, Regional Director
> 801 Brickell Ave., Suite 1800
> Miami, FL 33131
>
> Mail **two** copies of your financial statements (each report) to the following regulatory agency:
>
> Securities and Exchange Commission
> 100 F Street, NE
> Washington, DC 20549

As an alternative to filing the reports in paper, the SEC also accepts electronic filing of broker-dealer annual reports through EDGAR. More information and instructions are available at:

https://www.sec.gov/divisions/marketreg/electronic-filing-broker-dealer-annual-reports.htm

Electronic Transmission to FINRA

You will need to scan and file electronically your financial statements (each report) with FINRA in accordance with Regulatory Notice 11-46. In addition, the Facing Page (OATH) needs to be **NOTARIZED** before you scan and electronically file with FINRA. These reports need to be filed electronically with FINRA before March 1, 2019.

Do not forget to have the Oath included in all copies of your financial statements notarized by a Notary after you sign it. The reports have to be received at the above regulatory agencies by March 1, 2019 or they will be deemed late. In addition, send copies of your financial statements and mail them to each state that you are registered in before March 1, 2019.

If you would like originally signed copies of your opinions discussed above, please contact us and will send you hard copies of the opinions.

Electronic Transmission to SIPC

Effective beginning September 1, 2017, no separate submission is required to be sent to SIPC. The electronic filing with FINRA will automatically satisfy SIPC's annual report submission requirement.

Sincerely,

Sean P. Tafaro
Enc.

Information Relating to FINRA Submission:

Firm Information:	Spicer Jeffries LLP
Firm PCAOB Number:	349
Engagement Partner:	Sean P. Tafaro
Telephone Number:	(303) 753-1959
Email Address:	stafaro@spicerjeffries.com

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

March 4, 2019

Mr. Jed Bandes
Mutual Trust Company of America Securities
2963 Gulf to Bay Boulevard, Suite 330
Clearwater, FL 33759

To the Members of
Mutual Trust Company of America Securities

We have audited the financial statements and supplemental information of Mutual Trust Company of America Securities (the "Company") for the year ended December 31, 2018 and have issued our report thereon dated March 4, 2019. Professional standards require that we provide you with the following information related to our audit.

Audit Strategy, Timing and Significant Risks

We previously discussed our audit strategy, timing and significant risks that we identified during our planning calls in February 2019. There were no changes to any of these items from our previous discussions. Significant risks identified included the following accounts: cash and cash equivalents, net capital, revenue and expenses. The risks are that these balances could be misstated in order to improve financial results, net capital and/or improperly recognize revenue. These significant risks were linked to and were sufficiently addressed in our audit procedures

Internal Auditors, Other Accounting Firms and Specialized Skills

We did not consult with or use the work of internal auditors during the course of our audit. We did not use our outsource work to other accounting firms. As specialists in the securities industry including a focus area on broker dealers, our engagement team possesses the necessary skills and qualifications to perform the audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. Effective January 1, 2018, the Company has adopted Accounting Standards Codification 606 – Revenue from Contracts with Customers. The modified retrospective method was chosen for the transition. The new standard was applied

prospectively going forward for uncompleted contracts as of that date and any new contracts going forward. No new accounting policies were adopted and the application of existing accounting policies was not changed during the 2018 calendar year. The adoption of this new standard was done in accordance with the transition requirements.

We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for cash equivalents, commissions receivable and revenue recognition. These policies are considered critical due to their significance to the financial statements and the Company's operations. Future events would unlikely affect the determination of whether these policies and practices would be considered critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There are no sensitive accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During our evaluation of the Company's financial reporting we did not encounter any bias in the amounts and disclosure in the footnotes. All critical accounting policies and practices appear consistent and reasonable for the type of entity. Further, we did not note any unusual transactions outside the normal course of business and no material accounting estimates that had a significant impact on the financial statements. Lastly, the financial statements and the accompanying notes are in conformity with Generally Accepted Accounting Principles and the rules governing brokers and dealers of securities.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures and the financial statements as a whole.

There were no material misstatements nor any uncorrected material misstatements related to prior periods identified during our audit procedures, either individually or in aggregate that would materially affect the financial statements as a whole. Management, in the management representation letter, affirmed that the uncorrected misstatement identified was not material individually to the financial statements taken as a whole.

Exceptions to Exemption Provisions

In connection with our review of the Company's (k)(2)(ii) exemption to Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents a Computation of Net Capital Pursuant to Uniform Net Capital rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Recent Accounting Pronouncements

The Company has evaluated FASB Accounting Standard Codification 606—Revenue from Contracts with Customers (Topic 606) and has updated its revenue recognition policies accordingly. See "Significant and Critical Accounting Policies and Practices" section above for more information.

Compliance with All Ethics Requirements Regarding Independence

The engagement team and our entire firm have complied with all relevant ethical requirements regarding independence.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Representations Requested from Management

We have requested certain written representations from management, which are included in the management representation letter dated March 4, 2019.

Management Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed resulted in a condition to our retention as the Company' auditors.

We are not aware of other documents that contain the audited financial statements.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Mutual Trust Company of America Securities and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Spicer Jeffries LLP

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mutual Trust Company of America Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Mutual Trust Company of America Securities' auditor since 2019.

Denver, Colorado
March 4, 2019

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mutual Trust Company of America Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities (the "Company") as of December 31, 2018, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2019.

Denver, Colorado
March 4, 2019

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mutual Trust Company of America Securities

We have reviewed management's statements, included in the accompanying management statement regarding its exemption, in which (1) Mutual Trust Company of America Securities (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal period-end except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
March 4, 2019

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets	
Cash and cash equivalents	$ 914,948
Due from broker	597,957
Accounts receivable	76,387
Prepaid expenses	18,392
Clearing Deposit	108,961
Total assets	**$ 1,716,645**
Liabilities and Members' equity	
Liabilities	
Accounts payable	$40,682
Total liabilities	$40,682
Members' equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Paid in capital	177,733
Retained earnings	1,467,886
Total members' equity	1,675,963
Total liabilities and net assets	**$ 1,716,645**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Commissions	$	3,632,141
Gain/Loss on sale of trades		9,824
Interest income		6,043
Total revenues		**3,648,008**
Expenses:		
Commissions expense		2,805,225
Management fee		430,000
Clearing fees		65,488
General and administrative		71,762
Broker fees		19,054
Total expenses		**3,391,529**
Net Income	**$**	**256,479**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2018

Subordinated borrowings at January 1,2018	$ -
Changes during the period	-
Subordinated borrowings at December 31, 2018	$ -

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock				
	Shares	**Amount**	**Paid in Capital**	**Retained Earnings**	**Total Members' Equity**
Balance at December 31, 2017	1,000	$ 1,000	$ 177,733	$ 1,840,751	$ 2,019,484
Net Income				256,479	256,479
Distributions				(600,000)	(600,000)
Balance at December 31, 2018	**1,000**	**$ 1,000**	**$ 177,733**	**$ 1,497,230**	**$ 1,675,963**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating activities:		
Net income	$	256,479
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
(increase) decrease in operating assets:		
Accounts receivable		(69,986)
Prepaid expenses		-
Due from broker		135,713
Clearing Deposit		(491)
Accounts payable		8,723
Net cash provided by operating activities		330,438
Cash Flows from Financing Activities:		
Distributions to shareholder		(600,000)
Net cash used in Financing activities		(600,000)
Increase in cash and cash equivalents		(269,563)
Cash and cash equivalents at the beginning of year		1,184,510
Cash and cash equivalents at end of year		**914,948**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980. The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from estimates.

Fair value of financial instruments – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2018 approximates their respective value in these financial statements due to their relatively short holding periods.

Cash and cash equivalents – The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash balances in insured financial institutions. Cash account balances may exceed amounts insured by the Federal Deposit Insurance Corporation at any given time. At December 31, 2018, cash deposits exceed federally insured limits by approximately $600,000. The deposits with clearing firms are maintained at a highly capitalized, national clearing firm that is also regulated by FINRA. The Company believes this concentration of credit risk is mitigated by the overall financial strength of the clearing firm. At December 31, 2018, deposit held with clearing firms was $597,957.

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are identified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernible level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset. Sales of securities and bonds are recorded upon order confirmations and the resulting gain or loss is realized in the period the transaction is completed. Unrealized gains and losses are recorded on a market basis compared to cost basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Income taxes – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity, all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements. The Company is open to review generally three years after the filing date of the return.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date.

NOTE 3- FAIR VALUE MEASUREMENTS (Continued)

The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.
Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

When available the Company measures fair value using level I inputs because they generally provide the most reliable evidence of fair value.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company does not own or lease property or lease office space. The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses are exchanged for certain clearing fees and commissions. Under the agreement, no revenue or expenses have been recognized for the shared services.

The Company does not have employment contracts with its key employees, including the controlling member who is an officer of the Company. The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $430,000 were paid in 2018 for these services. The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018 we had net capital of $1,603,928 which was $1,503,928 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0 to 2.54 or 0% at December 31, 2018.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties d not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty, or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company does not own or lease property or lease office space, therefore there were no commitments necessary for disclosure.

LITIGATION

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company was not involved in any litigation at the time of the audit completion.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through 3/04/18 the date the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total members' equity	$	1,675,963
Non-allowable assets		(54,097)
Tentative net capital		1,621,866
haircut on money market		(17,938)
Other deductions		-
Net capital		1,603,938
Minimum net capital		100,000
Excess net capital	**$**	**1,503,928**
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:		
Aggregate indebtedness	$	40,682
Net capital	$	1,603,928
Percentage of aggregate indebtedness to net capital		2.54%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2018

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

INSERT OPINION HERE